Coca-Cola Plaza
Atlanta, Georgia

October 6, 2016

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E. Mail Stop 3561
Washington, D.C. 20549

Re:    The Coca-Cola Company
Form 8-K Dated July 27, 2016
Filed July 27, 2016
File No. 1-02217

Dear Mr. Parker:

We are in receipt of your letter dated September 22, 2016, in which you have provided comments to The Coca-Cola Company’s (the “Company”) Form 8-K filed on July 27, 2016. The Company’s response to your comments are set forth below. To facilitate your review, we have reproduced in italics the comments from your letter, followed by the Company’s response.

Form 8-K dated July 27, 2016
Exhibit 99.1 - Press Release of The Coca-Cola Company, dated July 27, 2016, reporting
The Coca-Cola Company’s financial results for the second quarter and year-to-date 2016.

1.	We note that you refer to your non-GAAP measures as “comparable” or “underlying.” Please revise your disclosures in future earnings releases to clearly indicate that these measures are non-GAAP.

Response:

In future earnings releases we will revise our disclosures to clearly indicate that all “comparable” or “underlying” measures included therein are non-GAAP measures. For example, if we were to include comparable EPS in an earnings release, we would refer to it as “comparable EPS (non-GAAP).”

2.
In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

Response:

In future earnings releases we will revise our disclosures to provide a more substantive, and concise, discussion of how our non-GAAP measures are useful to investors. Please see below for our proposed expanded disclosure to our overall description of our use of non-GAAP measures, as well as the revised descriptions of Organic Revenue and Comparable Currency Neutral Income Before Taxes (structurally adjusted), which we expect to include in our next earnings release. We will include a similar level of disclosure in our description of why other specific non-GAAP measures we provide are useful to investors in evaluating the changes in our results and performance.

“The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP” or referred to herein as “reported”). To supplement our consolidated financial statements reported on a GAAP basis, we provide the following non-GAAP measures: Organic Revenue, Core Net Operating Revenues after considering items impacting comparability, Comparable Currency Neutral Income Before Taxes (structurally adjusted) and Comparable EPS, each of which are defined further below. Management believes these non-GAAP financial measures provide investors with additional meaningful financial information that should be considered when assessing our underlying business performance and trends. We believe these non-GAAP financial measures also enhance the investors’ ability to compare period-to-period financial results. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Our non-GAAP financial measures do not represent a comprehensive basis of accounting. Therefore, our non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies. Reconciliations of each of these non-GAAP financial measures to GAAP information are also included.

Management uses these non-GAAP financial measures in making financial, operating, compensation and planning decisions and in evaluating the Company’s performance. Disclosing these non-GAAP financial measures allows investors and Company management to view our operating results excluding the impact of items that are not reflective of the underlying operating performance.”

“Organic Revenue is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural items, as applicable, as well as changes in foreign currency exchange rates. Management believes the Organic Revenue (non-GAAP) growth measure provides users with useful supplemental information regarding the Company’s on-going revenue performance and trends by presenting revenue growth excluding the external factor of foreign exchange, as well as the impact of acquisitions and divestitures and structural changes. Additionally, this measure is utilized in determining a component of certain employees’ compensation. For details on these adjustments, refer to the Reconciliation of GAAP and Non-GAAP Financial Measures schedule.”

“Comparable Currency Neutral Income Before Taxes (structurally adjusted) is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability, structural adjustments and the impact of changes in foreign currency exchange rates. Items impacting comparability are asset impairments and restructuring charges, charges related to our productivity and reinvestment initiatives, and transaction gains/losses, in each case when exceeding a U.S. dollar threshold. Also included are timing differences related to our economic (nondesignated) hedging activities and our proportionate share of similar items incurred by our equity method investees, regardless of size. Management uses this non-GAAP financial measure to evaluate the Company’s performance and make resource allocation decisions. Further, management believes the Comparable Currency Neutral Income Before Taxes (structurally adjusted) (non-GAAP) growth measure enhances its ability to communicate its underlying operating results and provides investors with useful supplemental information to enhance their understanding of the Company’s underlying business performance and trends by improving their ability to compare our period-to-period financial results. For details on these adjustments and structural changes, refer to the Reconciliation of GAAP and Non-GAAP Financial Measures schedule.”

Reconciliation of GAAP and Non-GAAP Financial Measures (Unaudited)
Items Impacting Comparability, page 20
Asset Impairments and Restructuring
Productivity and Reinvestment

3.
We note that you exclude restructuring charges and charges related to productivity and reinvestment initiatives from your non-GAAP measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company does not believe the restructuring charges and charges related to our productivity and reinvestment program are normal, recurring, cash operating expenses necessary to operate our business. Restructuring charges primarily related to plant closures and involuntary employee terminations related to our German bottling operations. In line with our long-term bottling strategy, we acquired and subsequently merged various German bottling operations, took action to optimize the collective German operating structure, eliminated redundancies, and then ultimately divested the combined operations to two of our existing independent bottling partners in 2016.

The Company implemented a productivity and reinvestment program designed to improve our operating model through the restructuring of our global supply chain, standardization and simplification of our information technology systems, data, and business processes, and the integration of acquired bottling operations in North America. The charges include items that are not part of our routine operations, such as severance pay and benefits; legal, outplacement and consulting services; internal and external costs associated with the development, communication, administration and implementation of these initiatives; accelerated depreciation and/or the write-off of certain associated fixed assets; contract termination fees; and employee relocation costs directly related to these initiatives. In addition, while these initiatives have been, and will continue to be, implemented over multiple years, the timing of the charges are unpredictable and the amount of the charges vary significantly across reporting periods and across operating segments, which can affect comparability. Finally, these charges are not expected to continue indefinitely. We currently expect our productivity and reinvestment program to achieve its stated objective and to be concluded by December 2019.

As a result of the factors summarized above, we believe these restructuring charges and charges related to our productivity and reinvestment program are not representative of the Company’s underlying operating performance and thus are appropriately excluded from our non-GAAP measures so that investors can better understand our operating results. The Company uses these non-GAAP measures as a supplement to financial information presented in accordance with GAAP in order to facilitate operating performance comparisons from period to period by eliminating differences caused by the existence and timing of these charges that would not otherwise be apparent on a GAAP basis.

In accordance with Item 10(e) of Regulation S-K, the Company does not describe these charges as “non-recurring,” “infrequent” or “unusual.” Instead, we describe these charges as “items impacting comparability.” We believe these non-GAAP measures provide investors with useful supplemental information to enhance their understanding of the Company’s underlying business performance and trends. These non-GAAP financial measures also enhance the ability to compare our period-to-period financial results. Disclosing these non-GAAP financial measures allows investors to view our underlying operating results in the same manner as they are viewed by Company management.

Core Net Operating Revenues, pages 31 and 32

4.
We note your disclosure of “Core Net Operating Revenues” includes adjustments to exclude Bottling Investments net operating revenues. Please explain to us what this measure is intended to convey and why you are excluding the revenues from your bottling operations.

Response:

The net operating revenues of our Bottling Investments operating segment consists of our Company-owned or -controlled bottling operations. Under the Company’s long-term bottling strategy, from time to time we acquire or take control of bottling operations, often in underperforming markets where we believe we can use our resources and expertise to improve performance. Owning such a controlling interest enables us to: compensate for limited local resources; help focus the bottler’s sales and marketing programs; assist in the development of the bottler’s business and information systems; and establish an appropriate capital structure for the bottler. At the appropriate time, we consider options for divesting or reducing our ownership interest in a Company-owned or -controlled bottler, typically by selling our interest in a particular bottling operation to an independent bottler to improve Coca-Cola system efficiency.

In line with this long-term bottling strategy, our Bottling Investments operating segment is changing as a result of various completed and contemplated future acquisition and divestiture transactions including the following:

•
In 2014, the Company began refranchising bottling territories in North America to its independent bottlers. The North America bottling refranchising has continued on a quarterly basis in 2015 and 2016. We recently announced our intention to refranchise 100 percent of our Company-owned North America bottling territories by the end of 2017.

•
In August 2015, the Company entered into an agreement to merge our Company-owned German bottling operations with bottling operations of two of our existing independent bottling partners. The German bottling transaction closed during the second quarter of 2016.

•
In 2015, we acquired a South African bottler. This recently acquired bottler, together with other Company-owned bottling and canning operations in South Africa were combined with the bottling operations of two existing independent bottling partners in that region. The transaction closed during the third quarter of 2016.

•
In 2016, the Company also announced that we entered into a non-binding letter of intent to refranchise Company-owned bottling operations in China to two of our existing independent bottling partners in that region.

These transactions have had, and will likely continue to have, a significant impact on the period-over-period comparability of our consolidated net operating revenues. Therefore, to assist management and investors in understanding underlying revenue performance and trends, effective January 1, 2016, we transferred our Company-owned bottling operations in the United States and Canada from our North America operating segment to our Bottling Investments operating segment. By transferring these bottling operations to our Bottling Investments operating segment, we are able to isolate nearly all of the impact of the acquisition and divestiture activity described above into one segment.

In addition to this segment realignment, we began reporting Core Net Operating Revenues as a non-GAAP measure. Our Core Net Operating Revenues (non-GAAP) measure is intended to convey the current quarter and year-to-date change in the Net Operating Revenues of all of our operating segments, except for our Bottling Investments operating segment. We disclose this non-GAAP measure to enhance investors’ understanding of the current quarter and year-to-date change in the Net Operating Revenues of the segments of our business that are not significantly impacted by the acquisition and divestiture activity taking place in our Bottling Investments operating segment.

Please direct any comments or questions regarding this letter to me at (404) 676-8054 or via email at lmark@coca-cola.com.

Very truly yours,

/s/ LARRY M. MARK

Larry M. Mark
Vice President and Controller
The Coca-Cola Company

cc:     Muhtar Kent, Chairman of the Board of Directors and Chief Executive Officer
Ron Allen, Acting Chairman of the Audit Committee of the Board of Directors
James Quincey, President and Chief Operating Officer
Kathy N. Waller, Executive Vice President and Chief Financial Officer
Bernhard Goepelt, Senior Vice President, General Counsel and Chief Legal Counsel
Mark Randazza, Vice President and Assistant Controller